Mail Stop 4631

                                                           January 19, 2018

Gary Croft
President and Chief Executive Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

       Re:    Arrestage International, Inc.
              Amendment No. 1 to Registration Statement on Form S-1 Filed December 22, 2017
              File No. 333-222148

Dear Mr. Croft:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

   1. You appear to be a shell company as that term is defined in Securities Act Rule 405 of
      Regulation C. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

   2. The purpose of the explanatory note on page 3 is unclear. Please advise or delete the explanatory note.

   3. We note your disclosure on page 44 that you "intend to register the Shares underlying the
      Shares (and the Shares underlying the Class "A") offered in this offering." Please clarify
 Gary Croft
Arrestage International, Inc.
January 19, 2018
Page 2

        what securities you intend to register with this registration statement. Please revise your statement on page 44.

    4. We note that this is a firm commitment offering. Please identify your underwriter in your next amendment. If this is not a firm commitment offering, then please revise to clarify whether this is a best efforts or a minimum-maximum basis offering. Please also revise to provide the information required by Item 501 and Item 508 of Regulation S-K.

Calculation of Registration Fee, page 2

    5. Please revise your fee table to indicate the appropriate registration fee for each class of securities that you are registering for sale. Please refer to the Note to the Calculation of
       Registration Fee section on Form S-1.

Prospectus Summary, page 9

    6. Please disclose here that you have limited operating history, no revenue, debt, and that your auditor has raised substantial doubt about your ability to continue as a going concern.

Risk Factors   Company, page 17

    7. Please include a prominently placed risk factor alerting investors to the fact that you have no customers and no revenues.

There may not be adequate Liquidity for Investors to Sell Shares of the Company at Market
Price, page 17

    8. Please revise to clearly state that there is no current market on an exchange for your securities.

Reliance on Outsourcing for Some Production Could Slow Growth, page 23

    9. We note your disclosure that you are reliant on licensed laboratories to manufacture your products. Please disclose whether you have entered into agreements with third-parties for the manufacturing of your products.

We are in a highly competitive market segment..., page 27

    10. We note your statement that your products have "certain competitive advantages" over products offered by your competitors. Please revise your disclosure to discuss in detail your products and their "competitive advantages."
 Gary Croft
Arrestage International, Inc.
January 19, 2018
Page 3

Emerging Growth Company Status, page 40

    11. We note your reference to December 31, 2021. Please advise or revise.

Use of Proceeds, page 42

    12. Please revise to disclose the approximate amount intended to be used for each principal purpose for which the proceeds from this offering will be used. Please see Item 504 of
        Regulation S-K.

Compliance with Federal and State Securities Laws, page 44

    13. Your disclosures on page 44, including your disclosure that this offering is not registered does not appear appropriate. Please revise or advise.

Capitalization, page 45

    14. Please update your table to reflect the most recent period presented, September 30, 2017.

Summary Balance Sheet, page 45

    15. Please revise to provide the disclosure to footnote 2. In the alternative, please delete footnote 2 if no additional disclosure will be provided.

Dilution, page 46

    16. Please update your table for the most recent period ended, September 30, 2017, and disclose your net tangible book value as appropriate. In this regard, we note that net tangible book value may differ from your working capital calculation. Please also round the per share amount to the nearest cent.

Principal Stockholders, page 48

    17. Please disclose each beneficial owner of more than five percent of your common stock as required by Regulation S-K Item 403. Also, with respect to each such beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment power with respect to the shares held in the name of that entity.

    18. Please update the number of shares outstanding as of the most recent date practicable.
 Gary Croft
Arrestage International, Inc.
January 19, 2018
Page 4

Plan of Distribution, page 50

    19. Please revise your cover page and this section to clarify that you will sell shares at a fixed price for the duration of the offering.

Description of Capital Stock

Preferred stock, page 53

    20. We note your disclosure that you are authorized to issue up to 5,000,000 shares of
        Preferred Stock. Your certificate of incorporation does not account for the Preferred
        Stock mentioned here. In that regard, we note your reference on page 59 to your amended and restated certificate of incorporation. Please revise your disclosure accordingly. In addition, please file a complete version of your articles of incorporation and bylaws, as amended. Please see Item 601(b)(3)(i)-(ii) of Regulation S-K.

Lock-up agreements, page 58

    21. We note your disclosure that holders of equity prior to this offering have entered into a lock-up agreement for a period of 360 days after effectiveness of this registration statement. Please file the lock-up agreement as an exhibit.

Summary Historical Financial Data, page 67

    22. Please revise your filing to clearly indicate that the statement of operations information you provide on page 69 for the nine months ended September 30, 2017 and 2016 are unaudited.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
71

    23. Please revise your filing to include a discussion of your results of operations for the periods presented. In this regard, you should provide a meaningful explanation of the expenses you have incurred and the reasons for changes from period to period.

Acquisition of a Licensing Agreement, page 72

    24. Please expand your disclosure of the licensing agreement with Ann Shapiro to expand on the financial terms of the agreement. In addition, please file the licensing agreement as an exhibit or tell us why you are not required to do so.
 Gary Croft
Arrestage International, Inc.
January 19, 2018
Page 5

Business, page 84

    25. We note your reference on page 84 to Arrestage Laboratories Corporation. Please advise if this is a subsidiary of the company.

    26. Please significantly revise your discussion to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones and the anticipated time frame for beginning and completing each milestone, and the expected sources of funding for each type of expenditure.

    27. Please revise to disclose, if true, that the company has no revenue.

    28. Please disclose your total number of employees and number of full time employees, as required by Item 101(h)(xii) of Regulation S-K.

Management, page 89

    29. Please expand the discussion of your directors and executive officers to disclose the dates of each person's principal occupation during the past five years, and the name and principal business of any corporation or other organization in which such occupation and employment were carried on. Please refer to Item 401(e) of Regulation
S-K.

    30. We note that Kimberly Shapiro was appointed Vice Chairman since inception. Please confirm that the company operates without a Chairman of the Board.

Executive and Director Compensation, page 95

    31. Please reconcile your disclosures that no executive officer will "collect salary or [is]
        anticipated to do so in the near future," with disclosure that upon the completion of this offering a compensation committee "will be responsible for determining the compensation" of your executive officers.

Summary compensation table, page 96

    32. Please provide the disclosure required by Item 402(n). Please be sure to include executive compensation disclosure for the fiscal year ended December 31, 2017.

    33. Please clarify whether executive compensation is being accrued for your executive officers.
 Gary Croft
Arrestage International, Inc.
January 19, 2018
Page 6

Description of Capital Stock, page 102

    34. Please consolidate the duplicative disclosure under this section with disclosure found on pages 50-55.

Report of Independent Registered Public Accounting Firm, page 120

    35. Please consolidate the duplicative disclosure under this section with disclosure found on page F-2.

Note 1. Summary of Significant Accounting Policies, page F-9

    36. Given that you present unaudited nine month ended September 30 information within your audited year-end financial statements, please revise your filing to provide additional disclosure to clearly indicate that any reference to September 30 information is unaudited. Alternately, you may revise your filing to include separate audited December
        31 financials and unaudited September 30 financials.

Item 15. Recent sales of unregistered securities, page II-2

    37. Please revise this section to describe all sales of unregistered securities for the past three fiscal years. Further, please disclose the amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares. In particular, we note from page F-13 that during the year ended December 31, 2015, the company issued 10,000 shares of common stock for services. With regard to issuances of stock to employees, vendors, and consultants for services, please include a specific breakdown of who received shares, when you issued the shares, and the exemption from registration upon which you have relied. See Item 701of Regulation S-K for further guidance.

    38. Please remove the table provided in this section.

Exhibits

    39. We note that your legal opinion was improperly filed as Exhibit 23.2. We also note that
        Exhibit 5.1 is listed as the opinion of your auditors Opinion of Schumacher Associates
        Inc. Please revise to file the consent of counsel or indicate that it is included in Exhibit
        5.1. Please file your legal opinion as Exhibit 5.1. Refer to Item 601(b)(5) and 601(b)(23)
        of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gary Croft
Arrestage International, Inc.
January 19, 2018
Page 7

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or me at (202) 551-3754 with any other questions.

                                                            Sincerely,

                                                            /s/ Asia
Timmons-Pierce, for

                                                            Pamela A. Long
                                                            Assistant Director
                                                            Office of
Manufacturing and
                                                            Construction